# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amber International Holding Limited, CIK 0001697818
CUSIP: 45113Y203
Title of class of securities: Class A ordinary shares, par value US$0.001 per share
Address of issuer's principal executive offices: 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore (U0), 078881
Date of event which requires filing of this statement: 05/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001021944

## Reporting persons
- Temasek Holdings (Private) Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 30,868,810; sole dispositive power 0; shared dispositive power 30,868,810; aggregate amount beneficially owned 30,868,810 (7.1% of the class)
- Tembusu Capital Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 24,695,076; sole dispositive power 0; shared dispositive power 24,695,076; aggregate amount beneficially owned 24,695,076 (5.7% of the class)
- Thomson Capital Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 24,695,076; sole dispositive power 0; shared dispositive power 24,695,076; aggregate amount beneficially owned 24,695,076 (5.7% of the class)
- Anderson Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 24,695,076; sole dispositive power 0; shared dispositive power 24,695,076; aggregate amount beneficially owned 24,695,076 (5.7% of the class)

## Item 1. Issuer
Name of issuer: Amber International Holding Limited
Address of issuer's principal executive offices: 1 Wallich Street, #30-02 Guoco Tower, Singapore 078881

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by:

Temasek Holdings (Private) Limited ("Temasek");

Tembusu Capital Pte. Ltd. ("Tembusu");

Thomson Capital Pte. Ltd. ("Thomson"); and

Anderson Investments Pte. Ltd. ("Anderson", and, together with Temasek, Tembusu and Thomson, the "Reporting Persons").

The Reporting Persons entered into a joint filing agreement, dated the date hereof, by and among Temasek, Tembusu, Thomson and Anderson.
Address of principal business office or, if none, residence:
Each of the Reporting Persons:

60B Orchard Road

#06-18

The Atrium@Orchard

Singapore 238891
Citizenship: Each of the Reporting Persons: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof, Anderson beneficially owns 24,695,076 Class A ordinary shares, par value US$0.001 per share, of the Issuer ("Class A ordinary shares"), consisting of (i) 6,547,854 Class A ordinary shares directly held by Anderson as of the date hereof and (ii) 18,147,222 Class A ordinary shares that Anderson will receive within 60 days of the date hereof. Anderson is a wholly-owned subsidiary of Thomson, which in turn is a wholly-owned subsidiary of Tembusu, which in turn is a wholly-owned subsidiary of Temasek. Temasek, Tembusu and Thomson, through the ownership described above, may be deemed to beneficially own the Class A ordinary shares beneficially owned by Anderson.

Temasek's beneficial ownership also includes 6,173,734 Class A ordinary shares directly held by True Light Investments P Pte. Ltd. ("True Light") as of the date hereof, consisting of (i) 1,636,964 Class A ordinary shares directly held by True Light as of the date hereof and (ii) 4,536,770 Class A ordinary shares that True Light will receive within 60 days of the date hereof. True Light is a private limited company established in Singapore. True Light is indirectly wholly held by True Light Capital GP Pte. Ltd. ("True Light GP"), in its capacity as general partner, for and on behalf of a fund managed by True Light Capital Pte. Ltd. ("True Light Capital"). Both True Light GP and True Light Capital are independent, indirectly wholly-owned subsidiaries of Temasek. Temasek may be deemed to beneficially own the Class A ordinary shares beneficially owned by True Light.

The Class A ordinary shares are not for trading. There is no CUSIP number assigned to the Class A ordinary shares. The CUSIP number, 45113Y203, is assigned to the American depositary shares of the Issuer, which are traded on Nasdaq Global Market under the symbol "AMBR." Each American depositary share of the Issuer represents five Class A ordinary shares.
Percent of class:
Tembusu, Thomson and Anderson: 5.7%
Temasek: 7.1%

The percentage above is based on 435,143,020 Class A ordinary shares of the Issuer outstanding as of March 31, 2026, as disclosed in the annual report on Form 20-F for the year ended December 31, 2025 filed by the Issuer with the U.S. Securities and Exchange Commission on May 13, 2026.
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated as of June 5, 2026, by and among Temasek Holdings (Private) Limited, Tembusu Capital Pte. Ltd., Thomson Capital Pte. Ltd. and Anderson Investments Pte. Ltd.

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee, Authorized Signatory (06/05/2026)
- Tembusu Capital Pte. Ltd.: /s/ Gregory Tan, Gregory Tan, Director (06/05/2026)
- Thomson Capital Pte. Ltd.: /s/ Lim Siew Lee Sherlyn, Lim Siew Lee Sherlyn, Director (06/05/2026)
- Anderson Investments Pte. Ltd.: /s/ Tan Yee Pin, Stanley, Tan Yee Pin, Stanley, Director (06/05/2026)